January 14, 2025

David Quek Yong Qi
Chief Executive Officer
Cuprina Holdings (Cayman) Limited
Blk 1090 Lower Delta Road #06-08
Singapore 169201

       Re: Cuprina Holdings (Cayman) Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed January 7, 2025
           File No. 333-283643
Dear David Quek Yong Qi:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1
Management
Compensation of Directors and Executive Officers, page 140

1. Please revise this section to provide compensation information for the year ended
       December 31, 2024.
Exhibits

2. Please revise the legal opinion filed as Exhibit 5.1 to cover the Representative's
       Warrants.
 January 14, 2025
Page 2

        Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-
4224 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Lawrence Venick, Esq.